SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of November, 2011

Commission File Number: 000-21742

Subsea 7 S.A.

(Translation of registrant’s name into English)

200 Hammersmith

Road London, W6 7DL

England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒ Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Attached herewith as Exhibit 99.1 is a press release, dated November 2, 2011, whereby Subsea 7 S.A. (the “Company”) announced results for the third quarter 2011, which ended on September 30, 2011. The combination between Acergy S.A. and Subsea 7 Inc. was completed on January 7, 2011. Upon completion, Acergy S.A. was renamed Subsea 7 S.A. As a result of the combination and the change in fiscal year, the results for the first three quarters of 2011 incorporate the ten-month period from December 1, 2010 to September 30, 2011 for the Company and the results of Subsea 7 Inc. following the date of combination. Unless otherwise stated the comparative period is the three and nine months ended August 31, 2010 for Acergy S.A. Below are excerpts from the press release:

				For Information

	Three Months Ended		Ten Months Ended	Nine Months Ended

In $ millions	Sep.30.11 Unaudited	Aug.31.10 Unaudited	Sep.30.11 Unaudited	Sep.30.11 Unaudited
Continuing operations:

Revenue	1,432	495	4,059	3,843
Net operating income	200	89	504	491
Net income	173	59	344	336

Backlog	7,903	3,496	7,903	7,903
Cash and cash equivalents	641	548	641	641
Net assets	5,740	1,080	5,740	5,740
Earnings per share – in $ per share (Diluted)
Continuing operations	$0.45	$0.24	$0.94	$0.89
Total operations	$0.45	$0.27	$0.94	$0.89
Weighted average number of common shares and common share equivalents outstanding	379.0m	206.8m	362.3m	379.9m

Outlook:

2012 will be a year of progress for Subsea 7 but it will also be a transition year. West Africa will move through a period of lower offshore activity on those projects awarded over the past 18 months. We also foresee an above average impact arising from planned dry-docks while in the North Sea we expect to see improved margins year-on- year.

We continue to see growth opportunities in all of our major markets, albeit at differing paces:

In the North Sea, levels of tendering remain strong with improved pricing for those projects which are offshore in 2012 and beyond.

In West Africa, we expect a number of major SURF contracts to come to market award in the next six months with offshore execution in 2013 and 2014.

In the Gulf of Mexico, we see an increase of activity with contract awards in 2012 and execution late 2013 and 2014 in a market which remains competitive.

In Brazil, we continue to see more opportunities ahead, in traditional deepwater, as well as the pre-salt developments.

In Asia Pacific, where the market remains competitive, we expect further gas-driven SURF contracts offshore Australia to come to market award in 2012 with associated offshore activity in 2013 and beyond.

In a growing market, the industry’s main challenge will be the availability of qualified and experienced personnel. Post combination our financial strength, our large fleet of high specification vessels and our engineering and project management resources position Subsea 7 very well for profitable growth.

Interim Management Report: Financial Review

The results for the third quarter 2011 reflect the three months ended September 30, 2011 for Subsea 7 S.A. The comparative period, unless otherwise stated, is the three months ended August 31, 2010 for Acergy S.A.

The results for the first three quarters of 2011 year to date reflect the ten months from December 1, 2010 to September 30, 2011 for Subsea 7 S.A. and the results of Subsea 7 Inc. following the date of combination. The comparative period, unless otherwise stated, is the nine months ended August 31, 2010 for Acergy S.A.

Third Quarter 2011

Revenue from continuing operations for the quarter was $1,432 million (Q3 2010: $495 million) primarily reflecting additional activity resulting from the combination and good activity levels in the North and Norwegian Seas, West Africa and Brazil.

Gross profit was $243 million (Q3 2010: $116 million) reflecting a gross profit margin of 17.0% (Q3 2010: 23.3%). The increase in gross profit reflects additional activity resulting from the combination, higher levels of project and offshore activity in all territories and improved vessel utilisation. In NSMC the improved gross profit reflects the improved activity, albeit with continued margin pressure from projects awarded in 2010, which are currently offshore and the impact of some operational delays due to equipment problems and weather, which has resulted in slower than anticipated progress on some projects.

Administrative expenses were $95 million (Q3 2010: $65 million) reflecting the increased size of the Group following the combination and include expenses of $15 million relating to integration and restructuring. In addition, tendering costs during the period increased due to the high volume of new opportunities, particularly in AFGoM and NSMC.

The Group’s share of results of associates and joint ventures was $52 million (Q3 2010: $38 million) reflecting a strong contribution from Seaway Heavy Lifting and NKT Flexibles and a good contribution from SapuraAcergy. The contribution from NKT Flexibles included a gain arising from the escalation factor within the Brazilian Frame Agreement signed in 2008.

During the quarter, other gains and losses resulted in a net gain of $46 million (Q3 2010: $3 million), mainly due to exchange rate movements, including the Brazilian Real weakening significantly against the USD during the quarter.

Finance costs were $9 million (Q3 2010: $5 million), primarily reflecting interest expense from the inclusion of the Subsea 7 Inc. convertible loan note, interest on the Seven Havila facility following delivery of the vessel during the first quarter and fees associated with the $1 billion facility held by the Group.

Net income before taxes from continuing operations for the quarter was $242 million (Q3 2010: $89 million).

Taxation for the quarter was $69 million (Q3 2010: $30 million) resulting in an effective tax rate of 29% (Q3 2010: 34%) reflecting the current geographical portfolio mix and additional depreciation charges arising from the fair value adjustments on tangible and intangible assets, partially offset by the release of certain provisions relating to ongoing tax audits.

Net income from continuing operations for the quarter was $173 million (Q3 2010: $59 million).

Net assets were $5.7 billion as at September 30, 2011 (November 30, 2010: $1.3 billion). The increase is largely as a result of the combination with Subsea 7 Inc., which included $1.7 billion of net assets, recognised at provisional fair value, and $2.4 billion of provisional goodwill arising as a result of the combination.

Cash and cash equivalents position as at September 30, 2011 was $641 million (November 30, 2010: $484 million). The increase primarily reflects increased cash balances resulting from the combination, partially offset by planned capital expenditure and the completion of the share buyback programme authorised by the Board of Directors on June 15, 2011.

Interim Management Report: Operating Review

Third Quarter 2011

North Sea, Mediterranean and Canada (NSMC) – Revenue for the third quarter was $637 million (Q3 2010: $166 million) reflecting additional activity from the combination with Subsea 7 Inc. and high activity levels on a number of projects including Deep Panuke, Skarv & Idun, Tordis Flowline, Andrew, Siri Caisson, Laggan Tormore and Centrica Ensign. Life-of-Field operations under the Shell, DSVi, Statoil, ConocoPhillips, Total and BP Frame Agreements performed well during the quarter. Net operating income was $44 million (Q3 2010: $27 million) primarily due to increased activity and a higher number of vessel days, partially offset by the impact of low margins on some projects awarded in 2010 and higher tendering expenses. Operational delays on some projects in the North Sea during the quarter arising from operational problems and adverse weather, have also impacted these results resulting in lower than scheduled progress, additional costs and some unplanned dry-docks.

Africa and Gulf of Mexico (AFGoM) – Revenue for the third quarter was $599 million (Q3 2010: $273 million) reflecting additional activity from the combination with Subsea 7 Inc. and good progress on a number of projects, including PazFlor, CLOV, Oso Re, Block 31, EGP3B and Angola LNG. Financial completion of Block 17/18 occurred during the quarter, and Sonamet delivered another good contribution. Net operating income was $109 million (Q3 2010: $43 million) reflecting good operational performance across the project portfolio, including PazFlor, Block 31, Angola LNG and Oso Re, as well as Sonamet, albeit a lower contribution than Q3 2010.

Asia Pacific and Middle East (APME) – Revenue for the third quarter was $38 million (Q3 2010: $5 million) reflecting good offshore activity on the Woodside Project, which completed offshore operations during the quarter. Net operating income was $13 million (Q3 2010: $20 million) due to higher tendering costs, partially offset by the completion of the Woodside Project and a good, albeit lower contribution from the SapuraAcergy joint venture. Net operating income in Q3 2010 benefited from a higher level of project close-outs.

Brazil (BRAZIL) – Revenue for the third quarter was $155 million (Q3 2010: $46 million) reflecting the seven vessels on long-term service agreements to Petrobras, which achieved strong utilisation during the period, progress on the P-55 Project and the i-Tech Project for Petrobras. Net operating income was $13 million (Q3 2010: net operating loss of $4 million), reflecting good performance from the vessels on long-term service agreement and the i-Tech Project.

Corporate (CORP) – Revenue for the third quarter was $3 million (Q3 2010: $6 million). Net operating income was $21 million (Q3 2010: $4 million) reflecting strong contributions from Seaway Heavy Lifting and NKT Flexibles, offset by administrative expenses. Integration costs for the period are reflected in administrative expenses, mainly within this segment. The additional depreciation and amortisation, arising following the fair valuation of the assets and liabilities acquired in the combination with Subsea 7 Inc., is also shown in this segment.

Discontinued Operations:

Following completion of the Mexilhao Trunkline Project in Q4 2010 there has been no further activity during the year.

Asset Development and Activities

Third Quarter 2011

The Sonamet investment remained fully consolidated in the quarter ended September 30, 2011 although it continues to be classified as ‘Assets held for sale’. After the completion of the sale and transfer of shares the business will be deconsolidated from the Group’s financial statements and its future results will be reported as ‘Share of results of associates and joint ventures’.

The divesture of Acergy Falcon, a rigid pipelay vessel in accordance with the undertakings given to the UK Office of Fair Trading completed in September 2011, as planned.

Work continued on Seven Borealis, including the successful load testing of the crane at 5500te post quarter end. Work remains on track for final completion and operational delivery and she is expected to commence operations on the CLOV Project, offshore Angola in Q4 2012.

Vessel utilisation during the third quarter was 83% (Q3 2010: 70%). A significant increase in total vessel days worked arising primarily from the combination with Subsea 7 Inc. and new additions to the fleet was partially offset by over 200 days of planned dry-dock activity in the period, including Acergy Polaris and Antares.

Associates and joint ventures – significant announcements during the quarter:

On September 20, 2011 the Boards of NKT Holdings and Subsea 7 S.A. announced that they were initiating a formal process to explore strategic alternatives for the future development of NKT Flexibles. A further update will be made to the market as and when appropriate.

Backlog

Backlog was $7.9 billion as at September 30, 2011, of which approximately $1.3 billion is expected to be executed in the remainder of 2011 and approximately $3.4 billion is expected to be executed in 2012.

Reported backlog refers to expected future revenue under signed contracts, which are determined likely to be performed, but does not include backlog related to non-consolidated associates and joint ventures.

SUBSEA 7 S.A.

CONDENSED CONSOLIDATED INCOME STATEMENT

(In $ millions, except per share data)

	Three Months Ended		Ten Months Ended Sep.30.11 Unaudited	Nine Months Ended
	Sep.30.11 Unaudited	Aug.31.10 Unaudited Restated		Aug.31.10 Unaudited Restated
Revenue from continuing operations	1,431.9	495.1	4,059.0	1,651.8
Operating expenses	(1,189.4)	(379.5)	(3,355.2)	(1,249.5)

Gross profit	242.5	115.6	703.8	402.3

Administrative expenses	(94.7)	(64.6)	(302.9)	(178.8)
Share of results of associates and joint ventures	51.8	37.7	102.9	59.7

Net operating income from continuing operations	199.6	88.7	503.8	283.2

Investment income from bank deposits	5.0	3.1	14.0	7.2
Other gains/(losses)	45.9	2.5	14.8	(12.4)
Finance costs	(8.7)	(5.1)	(31.1)	(18.0)

Net income before taxes from continuing operations	241.8	89.2	501.5	260.0

Taxation	(69.0)	(30.3)	(157.4)	(85.7)

Net income from continuing operations	172.8	58.9	344.1	174.3
Net income from discontinued operations	—	5.5	—	15.0

Net income	172.8	64.4	344.1	189.3

Net income attributable to:
Equity holders of the parent	165.1	50.3	323.4	151.8
Non-controlling interests	7.7	14.1	20.7	37.5

Net income	172.8	64.4	344.1	189.3

Per share data:
Earnings per share ($)
Basic
Continuing operations	$0.49	$0.24	$1.01	$0.75
Discontinued operations	—	$0.03	—	$0.08

Net earnings	$0. 49	$0.27	$1.01	$0.83

Diluted
Continuing operations	$0.45	$0.24	$0.94	$0.74
Discontinued operations	—	$0.03	—	$0.07

Net earnings	$0.45	$0.27	$0.94	$0.81

SUBSEA 7 S.A.

CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(In $ millions)

	Three Months Ended		Ten Months Ended	Nine Months Ended
	Sep.30.11 Unaudited	Aug.31.10 Unaudited	Sep.30.11 Unaudited	Aug.31.10 Unaudited
Net income	172.8	64.4	344.1	189.3

Foreign currency translation	(69.8)	15.1	14.8	(82.4)
Cash flow hedges:
Gains/(losses) on cash flow hedges	(10.4)	(19.8)	39.4	(62.8)
Transferred to income statement on cash flow hedges	1.4	6.7	1.4	11.5
Transferred to the initial carrying amount of hedged items on cash flow hedges	—	—	0.2	—
Share of other comprehensive (loss)/income of associates and joint ventures	(3.0)	(7.1)	0.2	(10.5)
Actuarial losses on defined benefit pension schemes	—	—	(0.7)	—
Tax relating to components of other comprehensive income	12.5	1.3	(3.7)	(8.2)

Other comprehensive (loss)/income – net of tax	(69.3)	(3.8)	51.6	(152.4)

Total comprehensive income	103.5	60.6	395.7	36.9

Total comprehensive income attributable to:
Equity holders of the parent	97.0	45.6	374.3	1.7
Non-controlling interests	6.5	15.0	21.4	35.2

Total comprehensive income	103.5	60.6	395.7	36.9

SUBSEA 7 S.A.

CONDENSED CONSOLIDATED BALANCE SHEET

(In $ millions)

	As at Sep.30.11 Unaudited	As at Nov.30.10 Audited
ASSETS
Non-current assets
Goodwill	2,381.8	—
Intangible assets	42.1	6.1
Property, plant and equipment	3,321.7	1,278.8
Interest in associates and joint ventures	307.7	215.1
Advances, receivables and other non-current assets	74.7	63.4
Deferred tax assets	30.8	22.8

Total non-current assets	6,158.8	1,586.2

Current assets
Inventories	63.4	24.1
Trade and other receivables	876.0	382.0
Other current assets	74.0	15.1
Assets classified as held for sale	331.8	255.5
Other accrued income and prepaid expenses	701.8	242.3
Cash and cash equivalents	641.0	484.3

Total current assets	2,688.0	1,403.3

Total assets	8,846.8	2,989.5

EQUITY
Capital and reserves attributable to equity holders
Issued share capital	703.6	389.9
Own shares	(280.3)	(209.2)
Paid in surplus	4,182.0	508.8
Equity reserves	278.6	110.7
Translation reserves	(61.7)	(80.2)
Other reserves	(57.9)	(90.3)
Retained earnings	924.3	572.8

Equity attributable to equity holders of the parent	5,688.6	1,202.5
Non-controlling interests	51.4	56.8

Total equity	5,740.0	1,259.3

LIABILITIES
Non-current liabilities
Non-current portion of borrowings	879.9	435.3
Retirement benefit obligation	31.5	28.8
Deferred tax liabilities	114.4	44.1
Other non-current liabilities	94.6	31.5

Total non-current liabilities	1,120.4	539.7

Current liabilities
Trade and other liabilities	1,291.8	673.3
Current tax liabilities	191.6	109.9
Current portion of borrowings	13.3	—
Liabilities directly associated with assets classified as held for sale	204.1	134.5
Other current liabilities	37.8	55.0
Deferred revenue	247.8	217.8

Total current liabilities	1,986.4	1,190.5

Total liabilities	3,106.8	1,730.2

Total equity and liabilities	8,846.8	2,989.5

.

SUBSEA 7 S.A.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(In $ millions)

Unaudited	Issued share capital	Own Shares	Paid in surplus	Equity reserves	Translation reserves	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
Balance at November 30, 2010	389.9	(209.2)	508.8	110.7	(80.2)	(90.3)	572.8	1,202.5	56.8	1,259.3

Comprehensive income
Net income	—	—	—	—	—	—	323.4	323.4	20.7	344.1
Exchange differences	—	—	—	—	14.1			14.1	0.7	14.8
Gains on cash flow hedges	—	—	—	—		41.0		41.0		41.0
Share of other comprehensive income of associates and joint ventures	—	—	—	—		0.2		0.2		0.2
Actuarial losses on defined benefit pension schemes	—	—	—	—	—	(0.7)	—	(0.7)	—	(0.7)
Tax relating to components of other comprehensive income	—	—	—	—	4.4	(8.1)	—	(3.7)	—	(3.7)

Total comprehensive income	—	—	—	—	18.5	32.4	323.4	374.3	21.4	395.7

Transactions with owners
Issue of shares	313.7	—	3,637.1	—	—	—	—	3,950.8	—	3,950.8
Share based compensation	—	—	36.1	—	—	—	—	36.1	—	36.1
Convertible loan notes acquired	—	—	—	189.6	—	—	—	189.6	—	189.6
Conversion and redemption of convertible loan notes	—	—	—	(21.7)	—	—	21.7	—	—	—
Shares reissued	—	64.1	—	—	—	—	—	64.1	—	64.1
Shares repurchased	—	(135.2)	—	—	—	—	—	(135.2)	—	(135.2)
Dividends declared	—	—	—	—	—	—	—	—	(26.8)	(26.8)
Gain on reissuance of own shares	—	—	—	—	—	—	6.4	6.4	—	6.4

Total transactions with owners	313.7	(71.1)	3,673.2	167.9	—	—	28.1	4,111.8	(26.8)	4,085.0

Balance at September 30, 2011	703.6	(280.3)	4,182.0	278.6	(61.7)	(57.9)	924.3	5,688.6	51.4	5,740.0

SUBSEA 7 S.A.

CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Continued)

(In $ millions)

Unaudited	Issued share capital	Own Shares	Paid in surplus	Equity reserves	Translation reserves	Other reserves	Retained earnings	Total	Non-controlling interests	Total equity
Balance at November 30, 2009	389.9	(222.6)	503.9	110.7	(12.0)	(60.1)	358.2	1,068.0	31.2	1,099.2

Comprehensive income
Net income	—	—	—	—	—	—	151.8	151.8	37.5	189.3
Exchange differences	—	—	—	—	(79.4)	—	—	(79.4)	(2.3)	(81.7)
Loss on cash flow hedges	—	—	—	—	—	(51.3)	—	(51.3)	—	(51.3)
Share of other comprehensive loss of associates and joint ventures	—	—	—	—	—	(10.5)	—	(10.5)	—	(10.5)
Tax relating to components of other comprehensive income	—	—	—	—	(8.9)	—	—	(8.9)	—	(8.9)

Total comprehensive (loss)/income	—	—	—	—	(88.3)	(61.8)	151.8	1.7	35.2	36.9

Transactions with owners
Share based compensation	—	—	3.4	—	—	—	—	3.4	—	3.4
Tax effects	—	—	(0.4)	—	—	—	—	(0.4)	—	(0.4)
Shares reissued	—	6.5	—	—	—	—	—	6.5	—	6.5
Dividends declared	—	—	—	—	—	—	(42.2)	(42.2)	(20.0)	(62.2)
Loss on reissuance of own shares	—	—	—	—	—	—	(3.8)	(3.8)	—	(3.8)

Total transactions with owners	—	6.5	3.0	—	—	—	(46.0)	(36.5)	(20.0)	(56.5)

Balance at August 31, 2010	389.9	(216.1)	506.9	110.7	(100.3)	(121.9)	464.0	1,033.2	46.4	1,079.6

SUBSEA 7 S.A.

CONDENSED CONSOLIDATED CASH FLOW STATEMENT

(In $ millions)

	Ten Months Ended Sep.30.11 Unaudited	Nine Months Ended Aug.31.10 Unaudited Restated
Net cash generated from operating activities	282.7	102.6

Cash flows from investing activities:
Proceeds from sale of property, plant and equipment	9.5	0.9
Purchase of property, plant and equipment	(535.4)	(355.6)
Proceeds from sale of assets classified as held for sale	(2.4)	(5.6)
Purchases of intangible assets	0.1	—
Interest received	14.0	7.2
Cash from acquisition	459.0	—
Dividends received from associates and joint ventures	10.9	28.3
Investment in associates and joint ventures	—	(14.0)

Net cash generated used in investing activities	(44.3)	(338.8)

Cash flows from financing activities:
Interest paid	(10.7)	(5.6)
Proceeds from borrowings, net of issuance costs	189.9	(10.0)
Repayment of borrowings	(180.7)	(6.8)
Dividends paid to equity shareholders of the parent	—	(42.2)
Proceeds from issuance of ordinary shares	7.6	2.6
Own share buyback	(60.0)	—
Dividends paid to non-controlling interests	(9.3)	(9.8)

Net cash generated used in financing activities	(63.2)	(71.8)

Net increase/(decrease) in cash and cash equivalents	175.2	(308.0)
Cash and cash equivalents at beginning of the period	484.3	907.6
Effect of exchange rates on cash and cash equivalents	2.8	(79.0)
Closing cash balances classified as assets held for sale	(85.0)	(76.3)
Opening cash balances classified as assets held for sale	63.7	103.6

Cash and cash equivalents at end of the period	641.0	547.9

SUBSEA 7 S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of preparation

The Condensed Consolidated Financial Statements for the period December 1, 2010 to September 30, 2011 for Subsea 7 S.A. have been prepared on a going concern basis. The Consolidated Financial Statements should be read in conjunction with the audited Consolidated Financial Statements for the year ended November 30, 2010 which have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the IASB and as adopted by the EU.

2. Accounting policies

The accounting policies adopted in the preparation of the Condensed Consolidated Financial Statements are consistent with the Consolidated Financial Statements for the year ended November 30, 2010, other than the changes in presentation detailed below.

From December 1, 2010 the Group has presented administrative expenses net of costs recharged to projects. Previously, administrative costs were presented gross prior to this recharge. This presentational change reflects more accurately how management reviews projects on an ongoing basis. As a result, the Condensed Consolidated Income Statement has been restated with an increase to operating expenses of $10.7 million for the three months ended August 31, 2010 and $33.9 million for the nine months ended August 31, 2010 and a corresponding reduction in gross profit and administrative expenses during the respective periods.

From December 1, 2010 the Group has presented interest received as a cash flow from investing activities (previously presented as cash generated from operating activities) and foreign exchange movements on cash balances within the line ‘Effects of exchange rates on cash and cash equivalents’ (previously included within “Cash generated from operating activities”). As a result cash generated in operating activities has increased by $37.5 million, cash flows from investing activities increased by $7.2 million and effects of exchange rates on cash and cash equivalents has reduced by $44.7 million for the nine months ended August 31, 2010. This reclassification reflects more accurately the use of cash by the Group.

Neither of these changes in presentation has an impact on earnings per share or net operating income.

Interim Financial Reporting and Impairment

In accordance with International Financial Reporting Interpretation Committee (‘IFRIC’) interpretation 10, the Group shall not reverse an impairment loss recognised in a previous interim period in respect of goodwill or an investment in either an equity instrument or a financial asset carried at cost.

The following new standards, amendments to standards and interpretations have been adopted from December 1, 2010:

•	Amendment to IAS 24 ‘Related party disclosures’

•	Amendment to IAS 32 ‘Financial Instruments: Presentation’ – classification of rights issues

•	Amendments to IFRS 2 ‘Share-based Payment: Group Cash-settled Share-based Payment Transactions’

•	Improvements to IFRSs (2010)

•	Amendment to IFRIC 14 – ‘Prepayments of a Minimum Funding Requirement’

•	IFRIC 19 – ‘Extinguishing Financial Liabilities With Equity Instruments’

The adoption of the above standards, amendments to standards and interpretations had no material impact on the reported net income or net assets of the Group in the period.

SUBSEA 7 S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

3. Critical accounting judgements and key sources of estimation uncertainty

In the application of the Group’s accounting policies which are described in the Consolidated Financial Statements for the year ended November 30, 2010, management is required to make judgements, estimates and assumptions about the carrying amounts of assets and liabilities that are not readily apparent from other sources. The estimates and associated assumptions are based on historical experience and other assumptions that management believe to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions.

The estimates and underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are recognised in the period in which the estimate is revised if the revision affects only that period or in the period of revision and future periods if the revision affects both current and future periods.

Management makes accounting judgements on the following aspects of the business as described in full in the Consolidated Financial Statements for the year ended November 30, 2010:

•	Revenue recognition on long-term contracts

•	Revenue recognition on variation orders and claims

•	Property, plant and equipment

•	Impairment of investments in and advances to associates and joint ventures

•	Recognition of provisions and disclosure of contingent liabilities

•	Taxation

•	Fair value of derivatives and other financial instruments

•	Share based payments

•	Defined benefit pension scheme valuations

In addition, management have made judgements and estimates relating to the fair value of acquired assets, assumed liabilities, contingent liabilities and adopted share based payments following the acquisition of Subsea 7 Inc. (note 10). On an ongoing basis, management are required to assess the carrying value of goodwill for impairment.

4. Seasonality

A significant portion of the Group’s revenue in the ten months of fiscal year 2011 and nine months of fiscal year 2010 was generated from work performed offshore West Africa where optimal weather conditions usually exist between October to April. The Group also generated a significant portion of its revenue in fiscal years 2011 and 2010 in the North and Norwegian Seas. Adverse weather conditions during the winter months in this region usually result in low levels of activity. Due to global economic conditions since 2008, the seasonal patterns of an increased level of activity during the summer usually observed in the North and Norwegian Seas was noticeably dampened in fiscal year 2010 and fiscal year 2011, albeit to a lesser extent.

The Group is expected to generate a significant portion of its revenue from West Africa, the North Sea, the Norwegian Sea and Brazil. A full-year result is not likely to be a direct multiple of any particular quarter or combination of quarters. During certain periods of the year, the Group may be affected by delays caused by adverse weather conditions such as hurricanes or tropical storms. The Group continues to incur operating expenses during periods of adverse weather, but revenue from operations may only be recognised later in line with the percentage-of-completion method.

5. Segmental Information

From December 1, 2010, the Group has changed its reporting segments. For management and reporting purposes, the Group is organised into four territories, which are representative of its principal activities. In addition, the corporate segment (Corporate), includes all activities that serve more than one territory. These include the activities of the SHL and NKT joint ventures. Also included are: management of offshore personnel; captive insurance activities; and management and corporate services provided for the benefit of the whole Group. All assets are allocated to a specific territory; including vessels which have global mobility which were previously attributed to the ‘Acergy Corporate’ segment.

SUBSEA 7 S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

5. Segmental Information (Continued)

Below is a summary of the reporting segments for fiscal year 2011:

•	North Sea, Mediterranean & Canada (NSMC) formerly Acergy NEC

•	Africa & Gulf of Mexico (AFGoM) formerly Acergy AFMED and Acergy NAMEX

•	Brazil (BRAZIL) formerly Acergy SAM

•	Asia Pacific & Middle East (APME) including SapuraAcergy formerly Acergy AME including SapuraAcergy

•	Corporate (CORP) including NKT Flexibles and SHL formerly Acergy Corporate including NKT Flexibles and SHL

The previous regions of ‘Acergy AFMED’ and ‘Acergy NAMEX’ have been combined for the three and nine months ended August, 2010 to show an appropriate comparative to the new reporting segment ‘AFGoM’. Total assets by segment is not regularly provided to the Chief Operating Decision Maker and consequently no such disclosure is included.

Three Months Ended Sep.30.11 Unaudited (In $ millions)	NSMC	AFGoM	APME	BRAZIL	CORP	Total – Continuing operations
Revenue	637.1	599.1	37.9	154.5	3.3	1,431.9
Net operating income	44.0	109.4	12.9	12.7	20.6	199.6
Investment income						5.0
Other gains						45.9
Finance costs						(8.7)

Net income before taxation from continuing operations						241.8

Three Months Ended Aug.31.10 Unaudited (In $ millions)	NSMC	AFGoM	APME	BRAZIL	CORP	Total – Continuing operations
Revenue	165.9	272.9	4.7	45.8	5.8	495.1
Net operating income/(loss)	26.5	42.7	19.9	(4.0)	3.6	88.7
Investment income						3.1
Other gains						2.5
Finance costs						(5.1)

Net income before taxation from continuing operations						89.2

Ten Months Ended Sep.30.11 Unaudited (In $ millions)	NSMC	AFGoM	APME	BRAZIL	CORP	Total – Continuing operations
Revenue	1,468.3	1,937.8	142.7	500.0	10.2	4,059.0
Net operating income/(loss)	81.6	378.3	25.2	33.8	(15.1)	503.8
Investment income						14.0
Other gains						14.8
Finance costs						(31.1)

Net income before taxation from continuing operations						501.5

Nine Months Ended Aug.31.10 Unaudited (In $ millions)	NSMC	AFGoM	APME	BRAZIL	CORP	Total – Continuing operations
Revenue	377.6	931.6	173.4	161.0	8.2	1,651.8
Net operating income/(loss)	20.1	207.9	81.9	4.6	(31.3)	283.2
Investment income						7.2
Other losses						(12.4)
Finance costs						(18.0)

Net income before taxation from continuing operations						260.0

SUBSEA 7 S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

6. Earnings per share

	Three-Months Ended		Ten Months Ended	Nine Months Ended
(In $ millions, except share and per share data)	Sep.30.11 Unaudited	Aug.31.10 Unaudited	Sep.30.11 Unaudited	Aug.31.10 Unaudited
Net income attributable to equity holders	165.1	50.3	323.4	151.8
Income from discontinued operations	—	(5.5)	—	(15.0)

Net income from continuing operations	165.1	44.8	323.4	136.8
Interest expense on dilutive convertible notes	4.2	4.5	16.6	15.1

Adjusted net income from continuing operations including convertible note	169.3	49.3	340.0	151.9

Weighted-average number of common shares:
Basic number of shares	338,652,649	183,557,712	319,271,411	183,432,933

Dilutive effect of:
Share options and restricted stock units	1,662,814	900,747	1,687,275	1,037,643
Convertible notes	38,642,832	22,351,363	41,387,885	22,129,090

Total diluted number of shares	378,958,295	206,809,822	362,346,571	206,599,666

BASIC
Continuing operations	$0.49	$0.24	$1.01	$0.75
Discontinued operations	—	$0.03	—	$0.08

Net Earnings	$0.49	$0.27	$1.01	$0.83

DILUTED
Continuing operations	$0.45	$0.24	$0.94	$0.74
Discontinued operations	—	$0.03	—	$0.07

Net Earnings	$0.45	$0.27	$0.94	$0.81

For the three months and ten months ended September 30, 2011, all convertible loan notes were included in the calculations because they were dilutive.

SUBSEA 7 S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

8. Cash flow from operating activities

(In $ millions)	Ten Months Ended Sep.30.11 Unaudited	Nine Months Ended Aug.31.10 Unaudited Restated
Cash flows from operating activities:
Net income	344.1	189.3
Adjustments for:
Depreciation of property, plant and equipment	231.0	85.2
Impairment charges	21.0	10.8
Amortisation of intangible assets	17.0	1.4
Share of results of associates and joint ventures	(102.9)	(59.7)
Amortisation of mobilisation costs	3.1	0.9
Share based payments and retirement obligations	13.0	3.0
Interest expense	31.1	18.0
Interest income	(14.0)	(7.2)
Fair value gain on derivatives	(14.7)	(0.1)
Inventories written-off	0.2	—
Taxation	157.4	91.3
Gains on disposal of property, plant and equipment	3.2	(0.6)
Foreign exchange loss/(gain)	9.6	(31.6)

	699.1	300.7

Changes in operating assets and liabilities, net of acquisitions:
Increase/(decrease)in inventories	(3.9)	0.5
Increase in trade and other receivables	(405.5)	(87.2)
(Decrease)/increase in accrued salaries and benefits	(16.9)	1.7
Increase/(decrease)in trade and other liabilities	133.4	(51.2)
Net realised mark-to-market hedging transactions	41.2	(6.4)

	(251.7)	(142.6)

Taxation paid	(164.7)	(55.5)

Net cash generated from operating activities	282.7	102.6

SUBSEA 7 S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

9. Contingent liabilities

Between 2009 and 2011, the Group’s Brazilian businesses were audited and formally assessed for ICMS tax (import duty) by the Brazilian tax authorities (Secretaria Fazenda Estado Rio de Janeiro). The amount assessed including penalties and interest, for the Group, amounted to BRL462 million ($256 million) as at September 30, 2011. The Group has challenged this assessment and will revert to the courts if necessary. With the exception of $9.3 million provision required as part of the calculation of the contingent liabilities for the purchase price allocation mentioned below, no provision has been made for any payment as the Group does not believe that likelihood of payment is probable.

As part of accounting for the business combination with Subsea 7 Inc., IFRS 3 – Business Combinations requires the Group to recognise, as of the acquisition date, the fair value of contingent liabilities assumed if there is a present obligation that arises from past events, even where payment is not probable. The provisional fair value allocated to such contingent liabilities is $34.8 million calculated using a weighted average of possible outcomes. Further details are included in note 10. Despite the requirements of IFRS 3, the Group continues to believe that payment is not probable.

In the course of business, the Group becomes involved in contract disputes from time to time due to the nature of activities as a contracting business involved in several long-term projects at any given time. The Group makes provisions to cover the expected risk of loss to the extent that negative outcomes are probable and reliable estimates can be made. However, the final outcomes of these contract disputes are subject to uncertainties as to whether or not they develop into a formal legal action and therefore the resulting liabilities may exceed the liability anticipated.

Furthermore, the Group is involved in legal proceedings from time-to-time incidental to the ordinary conduct of its business. Litigation is subject to many uncertainties, and the outcome of individual matters is not predictable with assurance. It is reasonably possible that the final resolution of any litigation could require the Group to make additional expenditures in excess of reserves that it may establish. In the ordinary course of business, various claims, suits and complaints have been filed against the Group in addition to that specifically referred to above. Although the final resolution of any such other matters could have a material effect on operating results for a particular reporting period, the Group believes that they should not materially affect its consolidated financial position.

10. Business Combination

The acquisition by Subsea 7 S.A. (formerly Acergy S.A.) of Subsea 7 Inc. was completed on January 7, 2011 after closing of the Oslo Børs. Subsea 7 S.A. issued 156,839,759 new shares to the Subsea 7 Inc. shareholders in consideration for all of the issued Subsea 7 Inc. shares, at which point, the shares of Subsea 7 Inc. were delisted. The fair value of each newly issued share was $25.19, based on the closing price on Oslo Børs on the acquisition date, January 7, 2011, resulting in an aggregate market value of shares issued of $3.95 billion.

The acquisition created a global leader in seabed-to-surface engineering, construction and services with:

•	A market value of $9 billion and a global organisation of 12,000 people;

•	The capability and resources to address the worldwide growth in size and complexity of subsea projects;

•	Enhanced local presence in all major offshore oil and gas regions;

•	A combined backlog in excess of $6 billion giving a complementary mix by contract type and geographical region;

•	Complementary businesses able to deliver a step-change in service for clients;

•	Expected annual synergies of at least $100 million from 2013; and

•	Improved ability to attract and retain the best talent from within and outside our industry.

The process of fair valuing the assets and liabilities of Subsea 7 Inc. has progressed during the ten months ended September 30, 2011. This process is not yet complete due to ongoing reviews of assumptions made, and all disclosures made in this report are provisional.

SUBSEA 7 S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

10. Business Combination (Continued)

The provisional fair value of the identifiable assets and liabilities of Subsea 7 Inc. as at the date of acquisition were:

(In $ millions)	Provisional fair value recognised on acquisition
Assets
Intangible assets	50.8
Property, plant and equipment	1,798.4
Other current assets	627.2
Cash and cash equivalents	458.9
Inventory	35.2
Deferred tax assets	10.7
Tax receivables	28.9
Interests in associates and joint ventures	7.7
Derivative financial instruments	1.3

3,019.1

Liabilities
Convertible notes – liability component	509.6
Other current liabilities	567.5
Deferred tax liabilities	85.5
Current tax liabilities	93.7
Contingent liabilities	34.8
Provisions	16.5
Derivative financial instruments	2.4

1,310.0

Total identifiable net assets at provisional fair value	1,709.1

Provisional goodwill arising on acquisition	2,381.8

4,090.9

Consideration is comprised of:
Shares issued at market value	3,950.8
Add: pre-combination portion of the provisional fair value of share based payments replaced by Subsea 7 S.A. on combination	26.2
Add: convertible notes – equity component	189.5
Less: market value of treasury shares acquired	(75.6)

4,090.9

The fair value of the trade receivables acquired amounted to $212.2 million. The gross contractual amount of trade receivables was $213.3 million. The difference related to amounts which the Subsea 7 Inc. group had already provided for at January 7, 2011. No other trade receivables have been impaired and it is expected that the fair value shown can be collected.

The goodwill recognised above is attributed to the expected operating costs, vessel fleet and capital expenditure synergies and other benefits from combining the assets and activities of Subsea 7 Inc. with those of the Group and intangible assets of Subsea 7 Inc. which do not meet the separate recognition criteria. These other benefits, which cannot be separately recognised, include for example, the assembled workforce, the diversification of the fleet and the complementary service capabilities. None of the recognised goodwill is expected to be deductible for income tax purposes.

SUBSEA 7 S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

10. Business Combination (Continued)

Treasury shares acquired were previously accounted for by Subsea 7 Inc. as financial assets held-for-sale. Post acquisition they are accounted for as treasury shares.

As noted in note 9, contingent liabilities with a fair value of $34.8m have been determined at the acquisition date resulting from various claims from tax authorities in Brazil, customers, suppliers, employees and other parties. In addition to the $9.3m contingent liability described in note 9 the following contingent liabilities have been recognised:

In 2007 and 2008, Subsea 7 Brasil Serviços Ltda received two notifications from the Federal Audit Court of Brazil alleging overbilling related to services rendered in the construction and installation of submarine pipelines. These notifications amounted to BRL97.9 million ($57.7 million). A contingent liability of $20.3 million has been recognised in respect of these notifications in accordance with IFRS 3 – ‘Business Combinations’. Both cases are pending with the authorities in Brazil for judgement. The timing and amount of any cash outflow is uncertain. No provision has been made for any payment as the Group does not believe that likelihood of payment is probable.

In 2010, Subsea 7 Brasil Serviços Ltda received a number of claims from Rio de Janeiro State Treasury in relation to alleged errors in magnetic tax filing files. The claims and fines amounted to BRL13.4 million ($7.9 million). The cases were all progressed during 2010; however the timing of resolution remains uncertain. A contingent liability of $2.8 million has been recognised in relation to these claims in accordance with IFRS 3 – ‘Business Combinations’. No provision has been made for any payment as the Group does not believe that likelihood of payment is probable.

In 2010, Subsea 7 (Vessel Company) Limited received a claim letter on behalf of Hydrodive International Limited relating to the sale of the vessel Kommandor Subsea 2000 in 2007. The letter claimed misrepresentation with regard to the condition of the vessel upon sale. The amount of the claim currently stands at $18.6 million. The Group is currently reviewing the claim with its advisors, and has rejected the claim both in substance and quantum. No further correspondence has been received from the claimant so the timing and magnitude of any cash outflow cannot be determined. A contingent liability of $0.2 million has been recognised, however the Group does not believe that this liability is probable.

A further $2.2 million of contingent liabilities have been recognised in relation to several other smaller claims, in line with the provisions of IFRS 3.

In 2010, the Subsea 7 Inc. group received claim letters on behalf of personnel relating to exposure to dispersant during the Macondo incident. No contingent liability has been recognised for any payments in respect of these claims as a reliable estimate of the amount of the claim cannot be made, the timing of any cash outflow relating to these claims cannot be determined and the Group believes that any claim will be covered by contractual indemnities.

If the acquisition had taken place at the beginning of the year (December 1, 2010), revenue from continuing operations for the Group would have been $4,235 million and the net income after tax for the Group would have been $346 million.

Transaction costs of $0.3 million have been expensed in the ten months ended September 30, 2011 and are included in administrative expenses.

The non-controlling interest in Engineering Subsea Solutions Limited (‘ESS’) (an indirect subsidiary of Subsea 7 Inc.) has been recorded at $nil. The ESS group had net liabilities as at January 7, 2011.

SUBSEA 7 S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

11. Borrowings

Significant financing activities for the ten months to September 30, 2011 include the following:

On January 11, 2011, the Group issued a change of control notice relating to the 2011 convertible loan notes issued by Subsea 7 Inc. As a result of this change of control, noteholders could exercise their conversion rights as provided in the note conditions or could exercise their right to require redemption of their notes.

On March 17, 2011 the Group announced that at the expiry of the change of control notice period, redemption notices for $300,000 par value of the outstanding notes were received. These notes were repaid at par, plus accrued interest, on March 29, 2011.

On February 16, 2011 a NOK920 million loan agreement with Eksportfinans ASA was executed. This facility utilised the guarantee element of the NOK977.5 million facility and has been used to part finance Seven Havila, which was delivered on February 23, 2011.

On February 21, 2011 Subsea 7 Inc. cancelled the outstanding commitments under the revolving credit facilities with DnB NOR Bank ASA ($150 million), HSBC Bank plc ($50 million) and Bank of Scotland plc ($50 million).

On May 31, 2011 holders of $62,100,000 (par value) of the $300 million 2.80% convertible loan notes due 2011 issued by Subsea 7 Inc. filed their conversion notice for their notes to be converted into common shares of the Group. As a result, a total of 2,512,135 common shares in the Group were delivered to noteholders on June 6, 2011. These shares were delivered from existing shares held in treasury. Fractional entitlements were cash settled.

The remaining $166.6 million (par value) of notes were redeemed at their accreted principal amount of $168.9 million on June 6, 2011; the final maturity date.

12. Property Plant and Equipment

Significant changes to property, plant and equipment for the ten months to September 30, 2011 were as follows:

Additions

Excluding the assets acquired as part of the combination with Subsea 7 Inc., the significant fixed asset additions for the ten months to September 30, 2011 were:

•	Construction of Seven Borealis;

•	Purchase and construction of Seven Havila;

•	Capital expenditure relating to the i-Tech Project for Petrobras; and

•	Completion of pipelay capabilities on Antares.

Disposals

During the year, Acergy Hawk was sold for a sales consideration of $9.5 million.

Impairment

In adherence to proposed undertakings given to the UK Office of Fair Trading the transfer of ownership of Acergy Falcon occurred in September 2011. IAS 36 ‘Impairment of assets’ requires that a fixed asset be recognised at the lower of its net book value and its recoverable amount. The fair value of the sale proceeds is considered the recoverable amount for Acergy Falcon and in accordance with IAS 36 an impairment charge of $13.3 million was recorded in the ten months ended September 30, 2011.

SUBSEA 7 S.A.

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED)

13. Assets classified as held for sale

Investments in Sonamet and Sonacergy: On July 23, 2009, the Group entered into a sale agreement to dispose of 19% of its ownership interest in each of Sonamet Industrial, S.A (‘Sonamet’) and Sonacergy – Servicos E Construcoes Petroliferas Lda (Zona Franca Da Madeira) (‘Sonacergy’), in AFGoM. Sonamet operates a fabrication yard for clients, including Subsea 7, operating in the offshore oil and gas industry in Angola. Sonacergy provides overseas logistics services and support to Sonamet. The disposal of a 19% interest in each of Sonamet and Sonacergy will result in a reduction of the 55% ownership interest the Group held in each at September 30, 2011, to 36% at which point the investment will be equity accounted. The finalisation of this sale is conditional upon the completion of certain conditions precedent, none of which are in the control of Subsea 7, which were still outstanding at September 30, 2011. There is no indication that the sale will not proceed as anticipated and the Group expects completion during 2011. The Group believes continued disclosure as an asset held for sale is appropriate.

At September 30, 2011 the carrying value of the net assets of Sonamet and Sonacergy was assessed for impairment and determined to be greater than the fair value less costs to sell. Therefore, an impairment charge of $7.7 million was recognised in the income statement in net operating income for the ten months which ended on September 30, 2011.

As at September 30, 2011 the Group’s cash balances of $641.0 million excluded $85.0 million relating to Sonamet which was classified as an asset held for sale.

14. Treasury Shares

During the ten months to September 30, 2011, the Group issued 861,009 treasury shares to employees to satisfy its commitments under share option and restricted share schemes, in accordance with the terms of those schemes.

On June 15, 2011 the Group announced that it had decided to carry out a share buy-back programme of up to 2,512,135 shares. The buy-back programme was initiated in order to remove the dilution for existing shareholders resulting from the delivery on June 6, 2011 of an equivalent number of shares from treasury to converting holders of $300m 2.80% convertible loan notes due 2011. The repurchased shares will either be cancelled or held as treasury shares to meet obligations arising under notes convertible into shares of the Group or any employee share option schemes. Shares were repurchased in the open market on Oslo Børs. This repurchase payment is in accordance with the authorisation granted to the Board at the Annual General Meeting on May 27, 2011. Under the authorisation, the Group or any direct or indirect wholly-owned subsidiary of the Group is authorised to purchase shares subject to the maximum price to be paid for such shares not exceeding the average closing price for such shares on Oslo Børs for the five most recent trading days prior to such purchase and the minimum price to be paid for such shares shall not be less than the par value (i.e. U.S. $2.00 per share) thereof and further provided such purchases are in conformity with Article 49-2 of the Luxembourg Company Law, such authorisation being granted for purchases completed on or before May 26, 2016.

During July 2011, the Group repurchased a further 267,135 shares at a total consideration of $6.8 million. The final repurchase on July 11, 2011 completed the buyback programme of 2,512,135 shares at a total consideration of $60.0 million.

As at September 30, 2011, Subsea 7 S.A. held indirectly 10,628,311 treasury shares representing 3.02% of the total number of issued shares. In addition, 914,000 shares were held in an employee benefit trust to support the 2009 Long-Term Incentive Plan and a further 1,611,785 shares were held in a separate employee benefit trust to support the restricted stock award plan. Total shares in issue, including treasury shares, were 351,793,731.

Attached herewith as Exhibit 99.2 is the earnings presentation that was used by the Company for the third quarter 2011, which ended September 30, 2011. Below are excerpts from the earnings presentation:

3 Page  2-Nov-11
Highlights
• Good quarter in line with our expectations:
– Higher activity levels in the North Sea, although financial results impacted by lower margins on contracts awarded in 2009/10. Some project delays due to incidents and poor weather pushing work into Q4 and early 2012
– Strong performance in West Africa, with number of major projects in offshore installation phase and good operational performance
– Asia Pacific activity low, as expected; good contribution from
SapuraAcergy JV
– Solid performance in Brazil reflecting full utilisation on vessels
– Strong contribution from joint ventures: SHL, NKT Flexibles and
SapuraAcergy
• Good order intake resulting in backlog of $7.9 billion
• Integration continues to progress well

4 Page  2-Nov-11
Income statement highlights
Three Months
Ended
Ten Months
Ended
Nine Months
Ended
In $ millions, except share and per share data
Sep.30.11
Unaudited
Aug.31.10
Unaudited
Sep.30.11
Unaudited
Sep.30.11
Unaudited
Revenue from continuing operations 1,432 495 4,059 3,843
Net operating income from continuing operations 200 89 504 491
Income before taxes from continuing operations 242 89 502 490
Taxation (69) (30) (157) (154)
Net income from continuing operations 173 59 344 336
Net income – total operations 173 64 344 336
Per share data (diluted)
Earnings per share - continuing operations $0.45 $0.24 $0.94 $0.89
Earnings per share – total operations $0.45 $0.27 $0.94 $0.89
Weighted average number of Common Shares and
Common Share equivalents outstanding
379.0m 206.8m 362.3m 380.0m

NSMC
Revenue
NOI
BRAZIL
Revenue
NOI
AFGoM
Revenue
NOI
APME
Revenue
NOI

5 Page 2-Nov-11 Operational performance – Q3 2011 $637m $44m $599m $155m $13m $109m $38m $13m

6 Page  2-Nov-11
Income statement overview – Q3 2011
• Administrative expenses of $95 million included $15 million of integration costs
• Strong contribution from joint ventures including gain in NKT Flexibles arising from escalation factor in first Brazilian Frame Agreement signed in 2008
• Investment income of $5 million reflected interest received on cash balances
• Other gains and losses resulted in a net gain of $46 million due to favourable
FX movements
• Finance costs of $9 million reflected interest on convertible loan notes and interest expense/fees associated with $1 billion loan and guarantee facility
• Tax charge for the quarter was $69 million representing an effective rate of tax of c.29% reflects geographical profit mix and release of certain provisions
• Backlog of $7.9 billion reflects good order flow partially offset by FX movements
• Diluted EPS was $0.45 based on fully diluted weighted average share count of
379m shares (all convertible loan notes were dilutive)

7 Page  2-Nov-11
Cash flow and balance sheet overview – YTD 2011
• Cash generation from operating activities of $283 million
• Net cashflows used in investing activities of $44 million reflects:
•
Capex in line with expectations: Seven Borealis; Antares, Seven Havila and dry-
docks
• Net cashflows used in financing activities of $63 million reflects:
•
Financing inflow relating to Seven Havila
• Share buyback c.2.5 million shares for a total consideration of $60 million
• Purchase price allocation (PPA) work ongoing; expected to be finalised by year-end
• Provisional goodwill of $2.4 billion arising from the combination
• Closing cash and cash equivalents of $641 million

8 Page  2-Nov-11
Financial assumptions
• Integration costs: $41 million expensed YTD – anticipate c.$20 million in Q4
2011 and c.$30 million in 2012
• Capital Expenditure for 2011:
–
$535 million YTD, including $190 million for Seven Havila
–
c.$150-200 million expected for Q4 2011, including c.$60 million for Seven Borealis
• Capital Expenditure for 2012:
–
c.$150 million maintenance capex and c.$170 million for Seven Borealis
– Base case capex: $600 million includes new Brazilian PLSV and other projects
• Effective rate of tax slightly below 35% for FY 2011 and FY 2012
• Joint Venture contribution – Q4 2011 expected to be lowest quarter in 2011;
2012 may be slightly lower than 2011 post adjustment for ‘gain’ in NKT
Flexibles recognised in Q3 2011

9 Page  2-Nov-11
Market overview (1)
• Expect further major contracts to be awarded in next 6 – 12 months worldwide
• Despite recent economic and political uncertainties – no change to client behaviour
• Outlook for our industry remain very positive
• High levels of tendering activities continue to underpin strong order book momentum

10 Page  2-Nov-11
Market overview (2)
• Conventional in West Africa: Award of Ofon II Project shows strong local presence, fabrication yards and differentiating assets continues to position us well to play leading role
• SURF: Continue to see growth opportunities in all major markets, albeit at differing paces:
– North Sea: high levels of tendering translating into awards and higher activity with improved pricing for these newly awarded projects expected to be offshore in 2012+
– West Africa: a number of major contracts expected to come to market award late 2011 and early 2012; with offshore operations beyond 2012; although delays in award remain possible
– Gulf of Mexico: increased activity for subsea projects expected with contract awards in
2012 and execution late 2013 and 2014; however market remains very competitive
– Brazil: more opportunities ahead both traditional deepwater and pre-salt. Client keen to progress at pace, although seeing some delays due to tightness of supply chain and administrative challenges
– Asia Pacific: market remains very competitive; further significant gas-driven SURF contracts in Australia expected to come to market award in 2012 and 2013; offshore activity expected 2013+

11 Page  2-Nov-11
Outlook for 2012
• Subsea 7 will continue to position itself successfully next year for further profitable growth while continuing to deliver good results
• West Africa expected to transition through a period of lower offshore activity on those projects awarded over the past 18 months
• West Africa expected to remain very busy with resources focused mainly on engineering, project management and procurement; significantly lower offshore activity and hence lower utilisation of some key vessels
• North Sea expected to continue to improve reflecting high utilisation and margin improvement year-on-year
• Brazil expected to see a significant increase in planned dry-docks; Guara Lula expected to commence offshore operations late 2012 with most operations in
2013

12 Page  2-Nov-11
Summary
• Delivered good quarter in line with our expectations with good results and good order flow
• Approaching the future with confidence, despite continued economic uncertainties
• Opportunities in nearly all our markets with increasing activity; albeit at differing pace in different geographical areas
• Remain focused on building quality backlog
• Main challenge for the Industry will be availability of qualified and experienced people
• Subsea 7 is well positioned to deliver profitable growth

14 Page  2-Nov-11
SapuraAcergy JV Brazil AFGoM
Major project progression
Continuing projects >$100m between 5% and 95% complete as at September 30, 2011 excl. long-term ship charters and Life-of-Field day-rate contracts.
NSMC
Siri Caisson (North Sea)
Laggan Tormore (North Sea)
Jasmine (North Sea)
Andrew Bundle (North Sea)
Skarv GSI (North Sea)
GSNC (Brazil)
P55 Export (Brazil)
Gumusut (Malaysia)
CLOV (Angola)
Block 31 (Angola)
EGP3B (Nigeria)
Oso Re (Nigeria)
PazFlor (Angola)
Block 18 GEL (Angola)
0% 20% 40% 60% 80% 100%

15 Page  2-Nov-11
Backlog
In $ millions as at: Sep.30.11 Jun.30.11 Sep.30.10 Aug.31.10
Subsea 7 S.A.
(1)
7,903 7,883 - -
Acergy S.A. - - - 3,496
Subsea 7 Inc - - 2,884 -
(1)
Backlog refers to expected future revenue under signed contracts, which are determined as likely to be performed, but excludes amounts related to discontinued operations as of Sep.30.11 $nil, Jun.30.11 $nil, Aug.31.10: $14m
Conventional
13%
Other
5%
Backlog by Service Capability Backlog by Execution Date
Backlog by Segment Backlog by Award Date
SURF
69%
LoF
13%
2011
17%
2012
42%
2013+
41%
NSMC
29%
AFGoM
37%
Brazil
27%
APME
7%
<=2009
27%
2010
32%
2011
41%

16 Page  2-Nov-11
Segmental analysis:
Three months ended
Sep.30.11
Unaudited
In $ millions
NSMC
AFGoM
APME
Brazil
CORP
Total –
Continuing
operations
Revenue 637.1 599.1 37.9 154.5 3.3 1,431.9
Net operating income 44.0 109.4 12.9 12.7 20.6 199.6
   Investment income 5.0
   Other gains 45.9
   Finance costs (8.7)
Net income before taxation from continuing operations 241.8

Three Months ended
Aug.31.10
Unaudited
In $ millions
NSMC
AFGoM
APME
Brazil
CORP
Total -
Continuing
operations
Revenue 165.9 272.9 4.7 45.8 5.8 495.1
Net operating
(loss)/income
26.5 42.7 19.9 (4.0) 3.6 88.7
    Investment income 3.1
    Other gains 2.5
    Finance costs (5.1)
Net income before taxation from continuing operations 89.2

17 Page  2-Nov-11
Segmental analysis:
Ten months ended
Sep.30.11
Unaudited
In $ millions
NSMC
AFGoM
APME
Brazil
CORP
Total –
Continuing
operations
Revenue 1,468.3 1,937.8 142.7 500.0 10.2 4,059.0
Net operating
(loss)/income
81.6 378.3 25.2 33.8 (15.1) 503.8
   Investment income 14.0
   Other gains 14.8
   Finance costs (31.1)
Net income before taxation from continuing operations 501.5

Nine Months ended
Aug.31.10
Unaudited
In $ millions
NSMC
AFGoM
APME
Brazil
CORP
Total -
Continuing
operations
Revenue 377.6 931.6 173.4 161.0 8.2 1,651.8
Net operating
(loss)/income
20.1 207.9 81.9 4.6 (31.3) 283.2
    Investment income 7.2
    Other losses (12.4)
    Finance costs (18.0)
Net income before taxation from continuing operations 260.0

The information set forth above shall be deemed to be incorporated by reference into the prospectuses forming a part of our Registration Statements on Form S-8 (No. 33-85168, No. 333-09292, No. 333-74321, No. 333-124983, No. 333-124997 and No. 333-166574) and our Registration Statements on Form F-3 and Form F-3/A (No. 333-86288) and to be a part of such prospectuses from the date of the filing thereof. The attached press release and earnings presentation shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section, nor shall they be deemed incorporated by reference in any filing under the Securities Act of 1933, except as shall be expressly set forth by specific reference in such filing.

Certain statements set forth above and contained in the press release and presentation furnished pursuant to this Form 6-K may include “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements may be identified by the use of words like “anticipate,” “believe,” “estimate,” “expect,” “intend,” “may,” “plan,” “forecast,” “project,” “will,” “should,” “seek,” and similar expressions. These statements include, but are not limited to, statements about expectations as to the Group’s performance in 2011, statements as to progress in 2012, statements contained in the “Outlook” section of the earnings release and the “Market Overview” and “Outlook for 2012” slides of the presentation, including statements as to regional and worldwide activity levels, growth opportunities and order momentum for the remainder of 2011 and 2012, statements as to the expected impact from planned vessel dry docks in 2012, statements as to year-on-year margins in 2012, statements as to the outlook for the Group’s industry, the anticipated activity levels in the SURF and conventional markets in West Africa, the timing of the offshore execution of such awards, vessel utilization and the Group’s competitive position in West Africa, the anticipation that SURF contracts in Australia will come to market and the timing of the offshore execution of such projects, the expected pricing environment, tendering activity and vessel utilization in the North Sea, activity levels in the Gulf of Mexico, anticipated opportunities and planned dry-docks in Brazil, the timing of the offshore execution of Guara Lula project in Brazil, the expectation that gas-driven SURF contracts will come to market award in Asia Pacific and the timing of such awards and offshore activity associated therewith, challenges with respect to the availability of engineering and project resources in the industry and the Group’s position and ability to face this challenge, statements as to the Group’s ability to deliver profitable growth, statements as to the expected accounting treatment for the Sonamet investment, statements as to the expected date of delivery and commencement of operations of Seven Borealis, expectations regarding our backlog, the progress of the integration of Subsea 7 S.A. and Subsea 7 Inc., expected synergies of the combination and statements as to the Group’s ability to address the growth in size and complexity of subsea projects. The forward-looking statements reflect our current views and assumptions and are subject to risks and uncertainties. The following factors, and others which are discussed in our public filings and submissions with the U.S. Securities and Exchange Commission, are among those that may cause actual and future results and trends to differ materially from our forward-looking statements: actions by regulatory authorities or other third parties; unanticipated costs and difficulties related to the integration of Subsea 7 S.A. and Subsea 7 Inc. and our ability to achieve benefits therefrom; unanticipated delays, costs and difficulties related to the combination transaction, including satisfaction of closing conditions; our ability to recover costs on significant projects; the general economic conditions and competition in the markets and businesses in which we operate; our relationship with significant clients; the outcome of legal and administrative proceedings or governmental enquiries; uncertainties inherent in operating internationally; the timely delivery of ships on order and the timely completion of ship conversion programmes; the impact of laws and regulations; and operating hazards, including spills and environmental damage. Many of these factors are beyond our ability to control or predict. Given these factors, you should not place undue reliance on the forward-looking statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SUBSEA 7 S.A.

Date: November 2, 2011	By:	/s/ Jean Cahuzac
	Name:	Jean Cahuzac
	Title:	Chief Executive Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release, dated November 2, 2011, Announcing Results for the Company for the Third Quarter 2011, which ended September 30, 2011

99.2	Earnings Presentation for the Company for the Third Quarter 2011, which ended September 30, 2011